Exhibit 4.21
Put Option Agreement
among
Hu Yinan
and
APOLLO & MUSE HOLDING LIMITED
and
WANG STRATEGIC CAPITAL PARTNERS (II) LIMITED
and
HARBOR PACIFIC CAPITAL PARTNERS I, LP
29th OCTOBER 2010

This Put Option Agreement (the “Agreement”) is entered into on 29th October 2010, by and among:
(A)	HU Yinan (PRC I.D. number: 510103196508283411) of (the “Chairman of CNinsure”); and
(B)
Apollo & Muse Holding Limited, a company incorporated and validly existing under the laws of the British Virgin Islands with limited liability (under company number 1584020) and whose registered office is situated at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Apollo”); and

(C)
Wang Strategic Capital Partners (II) Limited, an exempted limited liability company incorporated and validly existing under the laws of the Cayman Islands (under company number 177120) whose registered office is situated at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, the Cayman Islands (“WSCP”); and

(D)
Harbor Pacific Capital Partners I, LP, an exempted limited partnership registered in and validly existing under the laws of the Cayman Islands (under registration number QH-37645) whose registered office is situated at c/o Mourant Cayman Corporate Services Ltd, Harbour Center, 42 North Church Street, P.O. Box 1348, George Town, Grand Cayman KY1-1108, Cayman Islands (“HPC”),

collectively “the Parties” and each a “Party” .
Whereas
(1)
InsCom Holding Limited (the “Company”), InsCom HK Limited, InsCom Group Limited, Apollo, Clever Star Holdings Limited (“CSH”) and CISG Holdings Ltd (“CISG”) have entered into a subscription and share purchase and shareholders agreement dated 29 July 2010 (the “1st Agreement”) pursuant to which CISG shall procure the injection of certain assets of CNinsure Inc. (“CNinsure”) to facilitate the Restructuring of (“INS”) and (“New INS”) immediately upon closing of the subscription and share purchase and to regulate their relationship as shareholders of the Company.

(2)
The Company, InsCom HK Limited, InsCom Group Limited, Apollo, CSH, WSCP and HPC have entered into a subscription and share purchase agreement on  _____  October, 2010 (the “2nd Agreement”) and a deed of adherence dated  _____  October, 2010 (“Deed of Adherence”) pursuant to which, among other things, each of WSCP and HPC covenants with the Company that they shall perform, assume, comply with and be bound by the terms, covenants, obligations and provisions in the “1st Agreement to regulate their relationship as shareholders of the Company. Specifically, WSCP and HPC will have the same rights and obligations as CSH under Sections 8.2, 8.3, Articles IX and X of the 1st Agreement.

(3)
Subject to the condition that the 1st Under the condition that the 1st  _____,Agreement is closed in accordance with the terms and conditions contained therein, Apollo, WSCP and HPC (collectively, the “Grantees”) have the right to request Chairman of CNinsure to grant an option to each of the Grantees to require Chairman of CNinsure to buy all of the shares held by the Grantees in the Company, and Chairman of CNinsure agrees to grant each of the Grantees an option to sell to the Chairman of CNinsure all of the shares held by the Grantees in the Company, pursuant to the terms of this Agreement.

(4)
On or about the same date of this Agreement, Mr. Tian Yuan () entered into an agreement with WSCP and HPC undertaking to pay the difference in value between (i) the consideration WSCP and HPC are entitled to receive if the Put Option herein is exercised and (ii) the value of the Option Shares assuming value of the Company is 10 times the price to earnings, in the event the Put Option is exercisable under this Agreement. Mr. Tian Yuan also undertakes in such agreement to procure Apollo to mortgage all of its Shares in the Company in favor of WSCP and HPC to secure Mr. Tian Yuan’s payment of such difference in value and performance of other obligations as stated in that agreement. On or about the same date of this Agreement, Apollo entered into a share mortgage in favor of WSCP and HPC mortgaging all of its Shares in the Company in favor of WSCP and HPC (the “Share Mortgage”).

IT IS HEREBY AGREED AS FOLLOWS:-
1	DEFINITIONS AND INTERPRETATION
1.1	In this Agreement, unless otherwise expressed or required by context:
“Affiliate” means in relation to any Person (for such purposes, the “First Person”), means any other Person who, directly or indirectly, (i) is Controlled by such First Person, (ii) Controls such First Person, or (iii) is under common Control with such First Person, and “Affiliates” shall be construed accordingly;
“CNinsure” means CNinsure Inc, a company incorporated in the Cayman Islands, whose shares are listed on the NASDAQ under the symbol CISG.
“Company” means InsCom Holding Limited, a limited liability company established under the laws of the British Virgin Islands;
“Completion” shall mean completion of the sale and purchase of the Option Shares;
“Completion of Restructuring” shall mean the completion of the Restructuring of (“INS”) and (“New INS”) pursuant to the terms of the Restructuring Documents;
“Consideration” shall have the meaning ascribed to it in Clause 2.6;
“Control” means the power of a Person to secure that the affairs of another are conducted directly or indirectly in accordance with the wishes of that Person whether by means of: in the case of a company, being the beneficial owner of more than 50 percent of the issued share capital or of the voting rights in that company, or having the right to appoint or remove a majority of the directors or otherwise control the votes at board meetings of that company by virtue of any powers conferred by the articles of association, shareholders’ agreement or any other document regulating the affairs of that company; in the case of a partnership, being the beneficial owner of more than 50 percent of the capital of that partnership, or having the right to control the composition of or the votes to the majority of the management of that partnership by virtue of any powers conferred by the partnership agreement or any other document regulating the affairs of that partnership; and “Controls” and “Controlled” shall be construed accordingly;
“Eligible Exchange” means the Main Board of The Stock Exchange of Hong Kong Limited or any other internationally recognised investment exchange of the same or higher international standing as may be approved by the Investors;
“Existing Shareholders” means Apollo, WSCP and HPC, and “Existing Shareholder” shall mean any one of them;

“HK$” means the lawful currency of Hong Kong;
“Hong Kong” means Hong Kong Special Administrative Region of China;
“Net Profit” means the total earnings after income taxes, depreciation, amortization, interest and other expenses as determined by the Company in accordance with US GAAP.
“Option Exercise Period” shall have the meaning ascribed to it in Clause 2.2;
“Option Price” shall have the meaning ascribed to it in Clause 2.8;
“Option Shares” shall have the meaning ascribed to it in Clause 2.1;
“Performance Benchmark” means the net profit benchmark as set out in Article VI of the 1st Agreement, that is RMB 170,200,000;
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated association or organisation or a governmental entity (or any department, agency, or political subdivision thereof);
“Put Option” shall have the meaning ascribed to it in Clause 2.1;
“Put Option Notice” shall have the meaning ascribed to it in Clause 2.4;
“Qualified IPO” means an initial public offering and listing of and permission to deal in the Shares on the Eligible Exchange, in respect of which the market capitalization (that is, the number of issued shares multiplied by the current share price) shall not be less than US[$200,000,000];
“Restructuring” means the injection of certain assets and Affiliates of CNinsure into INS and New INS and their Affiliates;
“Restructuring Documents” means the set of definitive and legally binding agreements to be entered into among the relevant parties setting out the terms and conditions of the Restructuring;
“RMB” means Renminbi, the lawful currency of the People’s Republic of China;
“Shares” means the ordinary share of par value US$1.00 each in the share capital of the Company or any of its holding company;
“Share Mortgage” shall have the meaning ascribed to it in Recital (4);
“USD” or “US$” means United States Dollars, the lawful currency of the United States of America; and
“US GAAP” means generally accepted accounting principles in the United States of America.

1.2	The headings to the clauses of this Agreement are for ease of reference only and shall not affect the interpretation of this Agreement.
1.3	References herein to “Clauses” and “Schedules” are references to clauses and schedules of or to this Agreement.
1.4
In this Agreement the singular includes the plural and vice versa, words importing gender or the neuter include both genders and the neuter and references to persons include bodies corporate or unincorporate.

1.5
Unless the contrary intention appears, a reference in this Agreement to any amount that is to be converted from RMB to USD shall be converted by reference to the middle rate for the conversion of RMB to USD as published on the website of the People’s Bank of China one day prior to the day upon which such conversion is to be made.

2	PUT OPTION
2.1
If a Qualified IPO has not occurred on or prior to the third anniversary date of the date of Closing (as defined under the 1st Agreement) pursuant to the 1st Agreement, each of the Existing Shareholders shall, subject to Clause 2.2 below, have the right (but not the obligation) and the option to put (the “Put Option”) to Chairman of CNinsure and require Chairman of CNinsure to purchase or to cause any of his Affiliates or to procure any third party to purchase from that Existing Shareholder all of the Shares (“Option Shares”) held by that Existing Shareholder at a purchase price per Share equal to the Option Price pursuant to the provisions of this Agreement. Notwithstanding anything contained herein, Chairman of CNinsure’s maximum aggregate liability in respect of the Consideration under the Put Option to purchase all of the Shares held by Apollo, WSCP and HPC is RMB155,760,000. In consideration of the grant of the Put Option, each of the Existing Shareholders shall pay to Chairman of CNinsure, on exchange of this Agreement, HK$1.00, receipt of which is acknowledged.

2.2
Each of the Existing Shareholders shall have the right to exercise the Put Option at any time between the period commencing on the third anniversary date and expiring on the fifth anniversary date, of the date of Closing (as defined under the 1st Agreement) pursuant to the 1st Agreement (“Option Exercise Period”), provided that Apollo may only exercise its right to the Put Option if and only if both WSCP and HPC have exercised their right to the Put Option and that each of WSCP and HPC has received the full amount of the Consideration as defined in Clause 2.6 below.

2.3	Notwithstanding anything contained herein, WSCP and HPC may only exercise their respective right to the Put Option by jointly issuing the Put Option Notice (as defined below).
2.4
To exercise the Put Option, the Existing Shareholder must execute and deliver a written notice to Chairman of CNinsure, the form of which is set out in Schedule 1 (“Put Option Notice”). The Put Option may be exercised at any time during the Option Exercise Period, and if not exercised, the Put Option will expire automatically at the end of the Option Exercise Period.

2.5
In the event that any Existing Shareholder shall deliver a Put Option Notice to Chairman of CNinsure in accordance with Clause 2.4, then the same shall amount to a binding agreement for that Existing Shareholder to sell the Shares as registered and beneficial owner and for Chairman of CNinsure to purchase, to cause his Affiliates to purchase or to procure a third party to purchase all of the Shares of that Existing Shareholder at the Option Price determined in accordance with Clause 2.8 below, on and with effect from Completion, free from all charges, liens, equities, encumbrances, claims or restrictions whatsoever and together with all rights attaching or accruing to the Option Shares and all dividends and distributions declared, made or paid on the Option Shares on or after Completion.

2.6
The consideration payable to each of the Existing Shareholder who has exercised the Put Option shall equal the Option Price multiplied by the then number of Shares held by that Existing Shareholder (“Consideration”). The Consideration payable by Chairman of CNinsure for the purchase of the Shares held by the Existing Shareholder who has delivered a Put Option Notice shall be paid, at the option of that Existing Shareholder in full in US$ in cash or other ways as agreed by the Parties. The maximum Consideration payable by Chairman of CNinsure for the purchase of the Shares held by WSCP and HPC, on one hand, and Apollo, on the other hand, shall be RMB41,300,000 and RMB114,460,000, respectively. The Consideration payable by Chairman of CNinsure for the purchase of the Shares held by Apollo shall only be made upon fulfillment of not less than 70% of the Performance Benchmark for the year 2013 by the Company. Each party to this Agreement shall bear its own costs, charges and expenses incurred in the preparation and Completion of this Agreement and the stamp duty payable on the transfer of the Option Shares.

2.7	The Parties agree to complete the transactions contemplated by the Put Option within 30 days from the date of the Put Option Notice and whereupon :
(a)
Chairman of CNinsure, his Affiliates and/or the third party purchaser (whichever the case maybe) shall deliver to the relevant Existing Shareholder a bank draft(s) or cash in the amount of the Consideration payable to that Existing Shareholder and/or other forms of payment as may be agreed by the Parties;

(b)
the relevant Existing Shareholder shall deliver a certified copy of the resolution(s) of the board of directors of that Existing Shareholder approving and authorizing the sale of the Shares held by that Existing Shareholder;

(c)
if applicable, Chairman of CNinsure’s Affiliates and/or the third party purchaser (whichever the case maybe) shall deliver a certified copy of the resolution(s) of the board of directors of Chairman of CNinsure’s Affiliates and/or the third party purchaser (whichever the case maybe) approving and authorizing the purchase of the Shares held by the relevant Existing Shareholder; and

(d)	instrument(s) of transfer duly executed by all relevant parties.
2.8
For the purpose of this Clause 2, “Option Price” means, a price that is equivalent to the original purchase and/or issuance price of such Share plus an interest over such amount calculated at the rate of 6 percent per annum calculated on a simple interest basis for the period from the acquisition of such Share by the Existing Shareholder to the date of payment of the Consideration.

2.9
Any of the rights, powers, discretions and consents of WSCP and HPC under this Agreement may be exercised either by its general partner or by the management company authorised from time to time to act on its behalf or by some other Person or Persons nominated by WSCP or HPC, whichever the case maybe, for the time being and such manager or such Person or Persons may enforce such rights directly as if it were a Party to this Agreement.

2.10
Chairman of CNinsure acknowledges that Apollo has on or about the date of this Agreement entered into a Share Mortgage mortgaging or charging all of its Shares in the Company in favor of WSCP and HPC. In the event that WSCP and HPC exercise their rights under the Share Mortgage to enforce against the Shares held by Apollo in the Company, Apollo hereby irrevocably appoints the WSCP and HPC and the persons deriving title under them (including, but without any limitation, any receiver) jointly and also severally (with full power of substitution and delegation) to be its attorney-in-fact (i) so as to enable WSCP and HPC to carry out in the name of Apollo all rights and discretions to which Apollo are entitled under this Agreement (including the execution and delivery of any documents and notices that are required under this Agreement to be given and to date, deliver, give full effect to or otherwise complete documents and notices (which are required under this Agreement to be given) which Apollo has executed but undated); and (ii) generally for it and in its name and on its behalf do all acts and things which may be required for the full exercise of all or any of the rights, powers and discretions conferred or which may be deemed to conferred upon Apollo under this Agreement. The power hereby conferred in this Clause 2.10 shall be a general power of attorney and Apollo hereby ratifies and confirms and agrees to ratify and confirm any instrument, act or thing which any attorney appointed pursuant to this Clause may execute or do. In relation to the power referred to herein, the exercise by WSCP and HPC of such power shall be conclusive evidence of its right to exercise the same. Chairman of CNinsure acknowledges and agrees to the granting of the power by Apollo to WSCP and HPC pursuant to this Clause and the delivery of a Put Option Notice on behalf of Apollo by WSCP and HPC shall be conclusive evidence that WSCP’s and HPC’s power of enforcement has become exercisable in the manner provided in the Share Charge.
3	ENTIRE AGREEMENT
This Agreement constitutes the entire agreement and understanding between the Parties in connection with the subject-matter of this Agreement and supersedes all previous proposals, representations, warranties, memoranda, understanding, letter of intent, agreements or undertakings relating thereto whether oral, written or otherwise and none of the Parties has relied on any such proposals, representations, warranties, memoranda, understanding, letter of intent, agreements or undertakings.
4	CONFIDENTIALITY
4.1
Subject to Clauses 4.2, each of the Parties shall treat as strictly confidential and not disclose, use or release to any person any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) before or after Completion which relates to:

(a)	the existence and the provisions of this Agreement; or

(b)	the negotiations relating to this Agreement.
4.2	Clause 4.1 shall not prohibit disclosure or use of any information if and to the extent:
(a)	the disclosure or use is required by law, any regulatory body or any recognised stock exchange;
(b)	the disclosure or use is required to vest the full benefit of this Agreement in any of the Parties;
(c)
the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a tax authority in connection with tax-related affairs of the disclosing party;

(d)
the disclosure is made to professional advisers or actual or potential financiers of any Party on terms that such professional advisers or financiers undertake to comply with the provisions of Clause 4.1 in respect of such information as if they were a Party to this Agreement;

(e)	the information is or becomes publicly available (other than by breach of this Agreement); or
(f)
the other Parties have given prior written approval (not to be delayed or withheld unreasonably) to the disclosure or use, provided that prior to disclosure or use of any information pursuant to Clause 4.2(a), 4.2(b) or 4.2(c) except in the case of disclosure to a tax authority, the Party concerned shall promptly notify the other Parties of such requirement with a view to providing other Parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

5	NOTICE AND OTHER COMMUNICATION
5.1
Any notice or other communication to be given under this Agreement shall be in writing and may be given by hand, by post, facsimile or electronic mail to the following address/number of the Party to be served or to such other address/number as shall be notified by such Party to the other in writing :-

HU Yinan

Address

Facsimile No. :	[020-61262893]

Email Address :	huyn@cninsure.net

Apollo

Address :

Attention :	Mr. Tian Yuan ()

Facsimile No. :	0755-83521432

Email Address :	waynetian@instech.com.cn

WSCP

Address :	31/F, China United Center, 28 Marble Road, North Point, Hong Kong

Attention :	Mr. Sing Wang and Ms. Ka Yik Kwok

Facsimile No. :	(852)31071233

Email Address :	kyliekwok@amerinvest.com.hk
sing@amerinvest.com.hk

HPC

Address :	525 University Avenue, Suite 100,
Palo Alto, California 94301, USA.

Attention :	Mr. Stuart Kwok and Mr. Kent Ho

Facsimile No. :	+1-650-322-8092

Email Address :	stuart@harborpac.com
kent@harborpac.com
5.2
Any such notice or communication shall be sent to the Party to whom it is addressed and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. If so given by hand, facsimile or electronic mail, such notice or communication shall be deemed received on the date of dispatch provided (where appropriate) the relevant answerback or remote terminal identification is received and if so sent by post shall be deemed received 2 Business Days after the date of dispatch or, if sent to an address outside of Hong Kong and sent by first class air-mail, shall be deemed received 7 Business Days after the date of dispatch.

6	GENERAL
6.1
No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

6.2
The waiver, express or implied, by any Party of any right under this Agreement or any failure to perform or breach by another Party shall not constitute or be deemed a waiver of any other right under this Agreement.

6.3	No amendment, change or addition hereto shall be effective or binding on any Party unless reduced to writing and executed by all the Parties for the time being.
6.4
No Party to this Agreement may assign or transfer any of its rights or delegate any of its obligations under this Agreement without the express prior written consent of the other Parties. Any purported transfer in contravention of this Clause 6.4 shall be null and void ab initio.

6.5
This Agreement may be executed in several counterparts (whether original or facsimile counterparts) and, upon due execution of all such counterparts by one or more Parties, each counterpart shall be deemed to be an original hereof, and all such counterparts shall together constitute one and the same instrument.

6.6
If any provision of this Agreement is or at any time becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

6.7
This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. No party shall take any steps to assign, transfer, charge or otherwise deal with all or any of its rights and/or obligations under or pursuant to this Agreement without the prior written consent of the other parties. In the absence of the prior written consent of the parties, this Agreement shall not be capable of assignment.

6.8
Each Party shall give such further assurance, provide such further information, take such further actions and execute and deliver such further documents and instruments as are, in each case, within its power to give, provide and take so as to give full effect to the provisions of this Agreement.

7	APPLICABLE LAW AND JURISDICTION
7.1	This Agreement is governed by and is to be construed in accordance with the laws of Hong Kong.
7.2
Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of the arbitration seat to support and assist the arbitration process pursuant to Clause 8, including if necessary the grant of interlocutory relief pending the outcome of that process.

8	ARBITRATION
8.1	The Parties shall use their reasonable endeavours to settle any dispute, controversy or claim in connection with this Agreement through friendly consultations.
8.2
The Parties irrevocably agree that any dispute arising out of or in connection with this Agreement shall be finally resolved by arbitration pursuant to UNCITRAL arbitration rules as in force at the date of this Agreement and as amended by this Clause 8. Any Party (“Plaintiff Party”) may refer any such dispute to arbitration to be conducted in accordance with this Clause 8 if such dispute fails to be resolved pursuant to Clause 8.1 within 10 Business Days after a notice of dispute has been served in writing by a Party on the relevant Party or Parties (“Defendant Party”).

8.3
Any arbitration commenced pursuant to Clause 8 shall have its seat in Hong Kong to be held in Hong Kong International Arbitration Centre conducted in English by a tribunal consisting of three arbitrators to be appointed in accordance with Clause 8.4 and be administered by the Hong Kong International Arbitration Centre.

8.4	Unless the Parties agree otherwise:
(a)	the Plaintiff Party shall appoint one arbitrator; and the Defendant Party shall appoint one arbitrator;
(b)
the third arbitrator, who shall act as chairman of the tribunal, shall be chosen by the two arbitrators appointed by or on behalf of the Plaintiff Party and the Defendant Party. If he is not chosen by the two arbitrators within 10 Business Days of the date of appointment of the later of the two party-appointed arbitrators to be appointed, he shall be appointed by the Hong Kong International Arbitration Centre; and

(c)	arbitral proceedings shall be conducted in English.
(d)	Any arbitral award shall be final and binding upon the Parties and shall be enforceable in any court of competent jurisdiction in accordance with its terms.

EXECUTION PAGE
IN WITNESS whereof the Parties hereto have executed this Agreement as a deed on the date and year first above written.

SIGNED, SEALED and DELIVERED	)
by Yinan Hu	)	/s/ Yinan Hu
in the presence of	)	[Seal is affixed

/s/ Zhu Jiusheng

SEALED with the COMMON SEAL of	)
Apollo & Muse Holding Limited
and signed by	)	/s/ Tian Yuan
Yuan Tian	)	[Common Seal is affixed]
in the presence of	)

/s/ Xiao Fei

SEALED with the COMMON SEAL of	)
Wang Strategic Capital Partners (II))
Limited	)
and signed by	)	/s/ Sing Wang
Sing Wang	)
in the presence of	)

/s/ Rebecca

SEALED with the COMMON SEAL of	)
Harbor Pacific Capital LLC	)
as general partner of	)
Harbor Pacific Capital Partners I, LP	)
and signed by	)	/s/ Stuart Kwok
Stuart Kwok	)
in the presence of	)

/s/ Bonwoong Koo

SCHEDULE 1
Put Option Notice
To : HU Yinan (PRC I.D. number: 510103196508283411)
Take notice that [insert full name of the Existing Shareholder that is exercising the Put Option], pursuant to its rights under a put option agreement dated [insert date of the Put Option Agreement] and made among us and [insert full name of the other Existing Shareholders], hereby exercises the Put Option contained in that agreement.
The Consideration shall be satisfied by payment in full in US$ in cash, or other forms of payment as may be agreed between us, on closing.
Dated : [insert date]
(In the case where Wang Strategic Capital Partners (II) Ltd and Harbor Pacific Capital Partners I,LP exercise their Put Option):

Signed for and on behalf of	Signed for and on behalf of

Wang Strategic Capital Partners (II) Limited	Harbor Pacific Capital LLC, as general partner of Harbor Pacific Capital Partners I,LP

Authorised Signatory	Authorised Signatory

(In the case where Apollo & Muse Holding Limited exercise the Put Option):

Signed for and on behalf of

Apollo & Muse Holding Limited

Authorised Signatory